

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Mitchell Sussis
Senior Vice President and General Counsel
Movado Group Inc.
650 From Rd, Suite 375
Paramus, NJ 07652-3556

Re: Movado Group Inc.
Form 8-K
Exhibit No. 10.1 First Amendment to Amended and Restated License Agreement, dated January 6, 2020, between Tapestry, Inc., Movado Group, Inc. and Swissam Products Limited.
Filed January 8, 2020
File No. 001-16497

Dear Mr. Sussis:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance